CI Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com

04030922

June 1, 2004

SUPPL

United States Securities
and Exchange Commission
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED JUN 07 2004 WASH. D.C. 187 SECTION

Dear Sirs:

Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

CI FUND MANAGEMENT INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

dw 6/22

MJK/cc
Encls.

c: Chris von Boetticher (w/encls.)

j:\mjk\ltrs\sec-ltr.doc

CI Funds

82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Fund Management reports sales and assets for April

TORONTO (May 4, 2004) – CI Fund Management Inc. ("CI") today reported that it had total net sales of $62 million in April 2004.

CI Mutual Funds Inc. had net redemptions of $15 million, comprised of net redemptions of $8 million in long-term funds and $7 million in money market funds. Approximately $10 million of the net redemptions are attributable to the movement of assets in two segregated funds, which use a fund-on-fund structure, from CI mutual funds to external mutual funds. However, the assets remain within the CI segregated funds.

Assante Corporation had net sales of $19 million, all in long-term funds.

Skylon Advisors Inc. posted net sales of $58 million in April, reflecting the completion of the initial public offering of Global Resource Split Corp. (TSX: GSX, GSX.PR.A). In the offering, Global Resource Split Corp. issued 2.3 million preferred shares and 2.3 million Class A shares. The company invests in a portfolio of common shares and other equity-related securities selected from among the world's largest resource companies. The portfolio is being managed by CI Mutual Funds' Signature Funds group.

CI's total fee-earning assets were $61.6 billion at April 30, 2004. This represents an increase of 90% from a year ago and a slight decrease of 0.4% from a month earlier.

Total fee-earning assets consisted of managed assets of $49.3 billion and administered assets of $12.4 billion. Managed assets include investment fund assets at CI Mutual Funds and Assante of $43.0 billion, labour-sponsored funds of $182 million, structured products of $1.1 billion and institutional assets of $5.0 billion. Administered assets include $11.6 billion in assets at Assante net of assets under management.

Further information can be found below in the table of unaudited month-end statistics, which is also available at www.cifunds.com under "Financial Reports" in the Corporate section.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds.

CI Funds®

News Release

CI FUND MANAGEMENT INC. APRIL 30, 2004 MONTH-END STATISTICS			
MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$384	$392	-$8
CI money market	60	67	-7
TOTAL CI Funds	$444	$459	-$15
Assante excluding MMF	83	64	19
Assante money market	20	20	0
TOTAL Assante Funds	$103	$84	$19
TOTAL Skylon	$58	$0	$58
TOTAL CI	$605	$543	$62

FEE-EARNING ASSETS	Mar. 31/04 (millions)	Apr. 30/04 (millions)	% Change
CI mutual/segregated funds	$35,200	$34,953	-0.7
Assante funds	8,039	7,995	-0.5
	$43,239	$42,948	-0.7
Managed labour-sponsored funds	185	182	-1.6
Structured products	1,056	1,093	3.5
TOTAL Retail Managed Assets	$44,480	$44,223	-0.6
Managed institutional	4,994	5,033	0.8
TOTAL Managed Assets	$49,474	$49,256	-0.4
CI administered assets	757	764	0.9
Assante assets under administration (net of Assante funds)	11,650	11,600	-0.4
TOTAL FEE-EARNING ASSETS	$61,881	$61,620	-0.4

AVERAGE RETAIL MANAGED ASSETS	Mar. 31/04 (millions)	Apr. 30/04 (millions)	% Change
Monthly	$44,264	$44,710	1.0
Quarter-to-date	$44,264	$44,483	0.5
Fiscal year-to-date	$35,798	$36,602	3.5

COMMON SHARES		FINANCIAL POSITION	(millions)
Outstanding shares	295,191,527	Bank debt	$254
In-the-money options	9,769,960	In-the-money option liability (net of tax)	34
Percentage of all options	100%	Cash & marketable securities	47
All options % of shares	3.3%	Net Debt Outstanding	$241
Dividend yield at $16.25	3.1%	Terminal redemption value of funds (est)	$810
Shares repurchased during month	n/a		
Average repurchase price	n/a		

News Release

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
William T. Holland
President and Chief Executive Officer
CI Fund Management Inc.
(416) 364-1145

SKYLON
ADVISORS INC.

82-4994

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skyloncapital.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbols: GSX, GSX.PR.A**

Skylon announces exercise of $1.875 million over-allotment for Global Resource Split Corp.

TORONTO (May 13, 2004) – Skylon Advisors Inc., the manager of Global Resource Split Corp. (the "Company"), today announced that the Company completed the issuance of an additional 75,000 preferred shares at a price of $10 each and 75,000 Class A shares at a price of $15 each, for aggregate gross proceeds of $1.875 million pursuant to the over-allotment option granted to the agents in the Company's recently completed initial public offering. Together with the $57.5 million previously raised, the Company has raised total gross proceeds of $59,375,000.

The shares trade on the Toronto Stock Exchange under the symbols GSX for the Class A shares and GSX.PR.A for the preferred shares.

The Company is invested in a portfolio of common shares and other equity-related securities selected from among the world's largest resource companies, which may include companies engaged in exploration, development, production, distribution or other activities related to the energy industry, the metals and minerals industry, or the natural resource industry or other companies that supply products or services to such industries.

The portfolio is actively managed by the Signature Funds Group of CI Mutual Funds Inc. Robert Lyon, Vice-President, Portfolio Management, has primary responsibility for managing the Company's portfolio. He is also portfolio manager of Signature Canadian Resource Fund and CI Global Energy Sector Fund.

The Company's investment objectives for the preferred shares are to provide shareholders with fixed quarterly cash distributions of $0.13125 per share, representing a yield of 5.25% per annum on the issue price, and to return the original issue price of $10 to preferred shareholders at the time of redemption on June 30, 2009. The preferred shares have been provisionally rated Pfd-2 by Dominion Bond Rating Service Limited.

The Company's investment objectives for the Class A shares are to provide an attractive total return from a leveraged investment in an actively managed portfolio of resource companies through special year-end capital gains distributions from time to time and returning the original issue price of $15 to Class A shareholders, together with an amount representing capital appreciation, at the time of redemption on June 30, 2009.

TD Securities Inc. and CIBC World Markets Inc. were the lead agents for the offering, along with a syndicate of other investment dealers.

Skylon Advisors Inc. is a financial services firm dedicated to providing Canadians with an innovative selection of high-quality investment options, including structured products and the VentureLink Group of labour-sponsored investment funds. Skylon is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $62 billion in fee-earning assets as of April 30, 2004, and the industry's broadest selection of investment funds.

-30-

For further information, please contact:
David R. McBain
President and Chief Executive Officer
Skylon Advisors Inc.
416-681-8894

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SKG.UN **FOR IMMEDIATE RELEASE**

Skylon Growth & Income Trust Announces Distribution For Month Ending May 31, 2004

Toronto, May 17, 2004 – Skylon Growth & Income Trust (the "Trust") announces a distribution for the month ending May 31, 2004 of $0.05833 per Unit payable on June 15, 2004 to Unitholders of record as at May 31, 2004.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

j:\cvb\funds\skylon\distributions\may04\rel-skylon-growth.doc

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: Series A: SIA.UN
Series B: SIA.U

FOR IMMEDIATE RELEASE

Skylon International Advantage Yield Trust
Announces Distribution for Month Ending May 31, 2004

Toronto, May 17, 2004 – Skylon International Advantage Yield Trust (the "Trust") announces distributions to unitholders of record for the month ending May 31, 2004 as follows:

Series	Distribution Amount	Record Date	Payment Date
Series A units	Cdn$0.1042 per unit	May 31, 2004	June 15, 2004
Series B units	US$0.0417 per unit	May 31, 2004	June 15, 2004

The Trust's investment objectives are: i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per unit), and US$0.0417 per Series B unit (US$0.50 per annum to yield 5.00% on the initial subscription price of US$10 per unit); and ii) to endeavour to preserve and enhance the net asset value of each series of units of the Trust in order to return at least the original subscription price of the units to investors on or about December 31, 2013.

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A units (Cdn$) trade under the symbol SIA.UN and Series B units (US$) trade under the symbol SIA.U.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

j:\cvb\funds\skylon\distributions\may04\rel-skylon-intl.dot

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Distribution For Month Ending May 31, 2004

Toronto, May 17, 2004 – Skylon Global Capital Yield Trust II (the "Trust") announces a distribution for the month ending May 31, 2004 of $0.1510 per unit payable on June 15, 2004 to unitholders of record as at May 31, 2004.

The Trust's investment objectives are: (i) to provide holders of units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on The Toronto Stock Exchange under the symbol SPO.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

j:\cvb\funds\skylon\distributions\may04\rel-skylon-globalii.dot

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust Announces Distribution For Month Ending May 31, 2004

Toronto, May 17, 2004 – Skylon Global Capital Yield Trust (the "Trust") announces a distribution for the month ending May 31, 2004 of $0.1510 per unit payable on June 15, 2004 to unitholders of record as at May 31, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on The Toronto Stock Exchange under the symbol SLP.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces Distribution For Month Ending May 31, 2004

Toronto, May 17, 2004 – Skylon Capital Yield Trust (the "Trust") announces a distribution for the month ending May 31, 2004 of $0.1875 per unit payable on June 15, 2004 to unitholders of record as at May 31, 2004.

The Trust's investment objectives are (i) to provide unitholders with tax-effective monthly distributions of $0.1875 per unit ($2.25 per unit per year resulting in a 9% annual yield) consisting of capital gains and return of capital; and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25 per unit to unitholders on or about April 30, 2007.

The Trust is listed on The Toronto Stock Exchange under the symbol SLN.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

82-4994

SKYLON ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Announces Distribution For Month Ending May 31, 2004

Toronto, May 17, 2004 – Convertible & Yield Advantage Trust (the "Trust") announces a distribution for the month ending May 31, 2004 of $0.1458 per unit payable on June 15, 2004 to unitholders of record as at May 31, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of monthly distributions of $0.1458 per unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about October 31, 2013.

The Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

j:\cvb\funds\skylon\distributions\may04\rel-skylon-convert.doc

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SAX.UN **FOR IMMEDIATE RELEASE**

Saxon Diversified Value Trust Announces Distribution For Month Ending May 31, 2004

Toronto, May 17, 2004 – Saxon Diversified Value Trust (the "Trust") announces a distribution for the month ending May 31, 2004 of $0.0666 per unit payable on June 15, 2004 to unitholders of record as at May 31, 2004.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2012.

The Trust is listed on The Toronto Stock Exchange under the symbol SAX.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

High Yield & Mortgage Plus Trust Announces Distribution For Month Ending May 31, 2004

Toronto, May 17, 2004 – High Yield & Mortgage Plus Trust (the "Trust") announces a distribution for the month ending May 31, 2004 of $0.15625 per unit payable on June 15, 2004 to unitholders of record as at May 31, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.15625 per unit ($1.875 per annum to yield 7.5% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about December 31, 2014.

The Trust is listed on the Toronto Stock Exchange under the symbol HYM.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: DDJ.UN **FOR IMMEDIATE RELEASE**

DDJ U.S. HIGH YIELD FUND ANNOUNCES MONTHLY DISTRIBUTION TO UNITHOLDERS

Toronto, May 17, 2004 – DDJ U.S. High Yield Fund (the "Fund") announced today its monthly distribution for the month ending May 31, 2004 of $0.0625 per unit payable on June 15, 2004 to unitholders of record as at May 31, 2004.

The Fund's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting of capital gains and returns of capital of $0.0625 per unit ($0.75 per annum to yield 7.50% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Fund in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2013.

The Fund, managed by CI Mutual Funds Inc., is a closed-end fund listed on the Toronto Stock Exchange (DDJ.UN) which invests in a diversified portfolio consisting primarily of U.S. high yield debt instruments, fixed income securities and other obligations.

For further information, contact: CI Mutual Funds Inc.
(416) 364-1145
1-800-268-9374

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Funds announces portfolio management changes to four bond funds

TORONTO (May 17, 2004) – CI Mutual Funds Inc. ("CI") today announced that it has awarded four fixed-income portfolio management mandates to its in-house Signature Funds Group.

The funds are CI Canadian Bond Fund, CI Short-Term Bond Fund, CI Long-Term Bond Fund and Clarica Premier Bond Fund, with total assets of $1.7 billion. James Dutkiewicz has been appointed lead portfolio manager of the funds.

Signature Group replaces J. Zechner Associates Inc. of Toronto. The change is effective immediately.

"The Signature Group has assembled a strong team of fixed-income specialists with expertise in all aspects of these markets," said Peter W. Anderson, CI President and Chief Executive Officer.

"This team of analysts and managers was built to support Signature's fixed-income requirements in other products and they have made significant contributions to the performance of those funds. The team is now in a position to accept these new mandates."

Mr. Anderson added that, "Zechner is a first-rate money management firm. However, it makes sense for CI to bring these portfolios in-house, given the Signature team's extensive qualifications and experience."

Signature Funds is CI's largest in-house portfolio management team, with approximately $11.4 billion in assets under management. The group, led by Chief Investment Officer Eric Bushell, manages funds across the asset class spectrum, including fixed-income, Canadian balanced and Canadian and global equity funds. Mr. Dutkiewicz is currently lead portfolio manager of funds that include Signature Corporate Bond Fund, Clarica Premier Mortgage Fund, and Assante Corporation's Optima Strategy Canadian Fixed Income Pool.

CI is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $62 billion in fee-earning assets as of April 30, 2004. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.cifunds.com.

-30-

For further information, contact:
Peter W. Anderson
President and Chief Executive Officer
CI Mutual Funds Inc.
Tel.: (416) 364-1145

Fonds CI®

Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.cifunds.com

Communiqué

Pour diffusion immédiate **Symbole TSX : CIX**

Fonds CI annonce des changements dans la gestion des portefeuilles de quatre fonds d'obligations

TORONTO (le 17 mai 2004) — CI Mutual Funds Inc. (« CI ») a annoncé aujourd'hui que le mandat de gestion de portefeuille associé à quatre fonds à revenu fixe a été confié à l'équipe interne du Groupe de Fonds Signature.

Ces fonds sont notamment le Fonds obligations canadiennes CI, le Fonds d'obligations à court terme CI, le Fonds d'obligations à long terme CI et le Fonds supérieur d'obligations Clarica, avec un actif total de 1,7 milliard de dollars. James Dutkiewicz a été nommé gestionnaire de portefeuille principal des fonds.

Le Groupe Signature remplace J. Zechner Associates Inc. de Toronto. Ce changement prend effet immédiatement.

« Le Groupe Signature a réuni une équipe de spécialistes d'élite en matière de placements à revenu fixe, qui sont reconnus pour leur expertise dans tous les domaines des marchés », a déclaré Peter W. Anderson, président et chef de la direction.

« Cette équipe d'analystes et de gestionnaires a été créée dans le but d'appuyer les exigences associées à d'autres produits à revenu fixe du Groupe Signature. L'équipe a apporté d'importantes contributions au rendement de ces fonds. Elle se voit maintenant qualifiée pour accepter ces nouveaux mandats ».

M. Anderson a ajouté que « Zechner est une firme de gestion de portefeuille de premier ordre. Cependant, il s'avère logique de ramener ces portefeuilles à l'interne, étant donné l'expertise et les qualifications supérieures de l'équipe Signature ».

Les Fonds Signature sont gérés par la plus importante équipe de gestion de portefeuille exclusive à CI, avec environ 11,4 milliards de dollars en actifs sous gestion. Le groupe, dirigé par le directeur des placements Eric Bushell, gère des fonds qui couvrent la vaste gamme de catégories d'actif, y compris les placements à revenu fixe, les fonds équilibrés canadiens et les fonds d'actions canadiennes et mondiales. M. Dutkiewicz est présentement gestionnaire principal du portefeuille de fonds qui comprend le Fonds d'obligations de sociétés Signature, le Fonds supérieur de placements hypothécaires Clarica et le Fonds de revenu fixe canadien Optima Stratégie d'Assante Corporation.

CI est une filiale en propriété exclusive de CI Fund Management Inc. (TSX : CIX), une société de gestion de placements indépendante sous contrôle canadien, qui gérait un actif rapportant des commissions de 62 milliards de dollars au 30 avril 2004. À travers ses principales filiales d'opération, CI Mutual Funds Inc., Assante Corporation et Skylon Advisors Inc., CI offre une vaste gamme de choix de placements et de services, y compris une sélection sans égal de fonds de placement. CI est sur le Web à l'adresse : www.cifunds.com

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Pour de plus amples renseignements, veuillez communiquer avec :
Peter W. Anderson
Président et chef de la direction
CI Mutual Funds Inc.
Tél. : (416) 364-1145

82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Funds completes mergers of seven mutual funds

TORONTO (May 25, 2004) – CI Mutual Funds Inc. ("CI") today announced that it has successfully completed the mergers of seven mutual funds. The mergers were approved by the funds' securityholders at meetings on May 19, 2004.

"The mergers have created larger, more efficient funds, which will benefit their investors," said Peter W. Anderson, President and Chief Executive Officer of CI. "We have also continued to streamline and simplify our lineup, while maintaining an industry-leading selection of funds."

The seven funds that were terminated each had a similar mandate and the same portfolio manager as the fund into which it was merged. Under the changes:

- CI American Growth Fund was merged into CI Value Trust Sector Fund
- CI American Growth RSP Fund was merged into CI Value Trust RSP Fund
- CI World Equity Fund was merged into CI Global Value Fund
- CI European Growth Fund was merged into CI European Fund
- CI European Growth RSP Fund was merged into CI European RSP Fund
- CI Canadian Stock Fund was merged into Signature Select Canadian Fund
- Synergy Canadian Growth Class was merged into Synergy Canadian Momentum Class.

As a result of the mergers, Insight units of CI American Growth Fund became Insight shares of CI Value Trust Sector Fund. In addition, these mergers resulted in changes to the underlying funds of several Sun*Wise* Segregated Funds, though the investment mandates of those funds and the contracts of the segregated fund investors are not affected.

CI also renamed two funds, effective May 21, 2004. Synergy Canadian Income Fund was renamed Signature Income & Growth Fund, and Synergy Canadian Small Cap Class was renamed Signature Canadian Small Cap Class.

CI is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $62 billion in fee-earning assets as of April 30, 2004. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI Fund Management offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.cifunds.com.

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For further information, contact:
Peter W. Anderson
President and Chief Executive Officer
CI Mutual Funds Inc.
Tel.: (416) 364-1145

Fonds CI®

Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.cifunds.com

Communiqué

Pour diffusion immédiate **Symbole TSX : CIX**

Fonds CI complète la fusion de 7 fonds communs de placement

TORONTO (25 mai 2004) – CI Mutual Funds Inc. (« CI ») a annoncé aujourd'hui qu'il a complété avec succès la fusion de 7 fonds communs de placement. Les fusions ont été approuvées par les porteurs de titres des fonds lors des réunions tenues le 19 mai 2004.

« Les fusions ont créé des fonds plus vastes et plus efficaces, ce qui sera à l'avantage des investisseurs », a déclaré Peter W. Anderson, président et chef de la direction de CI. « Nous avons aussi continué à rationaliser et simplifier notre gamme, tout en conservant une sélection de fonds de premier ordre dans l'industrie ».

Les sept fonds clôturés avaient des mandats de placement similaires ainsi que les mêmes gestionnaires de portefeuille que les fonds avec lesquels ils ont été fusionnés. Conformément à la proposition :

- Le Fonds de titres de croissance américains CI a été fusionné avec le Fonds secteur valeur de fiducie CI
- Le Fonds RER de titres de croissance américains CI a été fusionné avec le Fonds RER de valeur de fiducie CI
- Le Fonds d'actions mondiales CI a été fusionné avec le Fonds de valeur mondiale CI
- Le Fonds de titres de croissance européens CI a été fusionné avec le Fonds européen CI
- Le Fonds RER de titres de croissance européens CI a été fusionné avec le Fonds RER européen CI
- Le Fonds canadien de participations CI a été fusionné avec le Fonds canadien sélect Signature
- La Catégorie croissance canadienne Synergy a été fusionnée avec la Catégorie momentum canadien Synergy.

En conséquence des fusions, les parts Prestige du Fonds de titres de croissance américains CI sont devenues des parts Prestige du Fonds secteur valeur de fiducie CI. De plus, ces fusions ont entraîné des changements au niveau des fonds sous-jacents de plusieurs fonds distincts Sun*Wise*, bien que les mandats de placement de ces fonds et les contrats des investisseurs des fonds distincts ne soient pas affectés.

Par ailleurs, le 21 mai 2004, CI a renommé deux fonds. Le Fonds revenu canadien Synergy a été renommé le Fonds de revenu et de croissance Signature, alors que la Catégorie sociétés à petite capitalisation canadiennes Synergy a été renommée la Catégorie sociétés à petite capitalisation canadiennes Signature.

CI est une filiale en propriété exclusive de CI Fund Management Inc. (TSX : CIX), société de gestion de placements indépendante sous contrôle canadien, qui gérait un actif rapportant des commissions de 62 milliards de dollars au 30 avril 2004. À travers ses principales filiales d'opération, CI Mutual Funds Inc., Assante Corporation et Skylon Advisors Inc., CI offre une vaste gamme de choix de placements et de services, y compris une sélection sans égal de fonds de placement. Le site Web de CI se trouve à l'adresse www.cifunds.com.

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Pour de plus amples renseignements, veuillez communiquer avec :

Peter W. Anderson
Président et chef de la direction
CI Mutual Funds Inc.
Tél. : (416) 364-1145

82-4994

SKYLON
CAPITAL CORP.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skyloncapital.com

News Release

TSX Symbol: GSX, GSX.PR.A **FOR IMMEDIATE RELEASE**

GLOBAL RESOURCE SPLIT CORP.
MAKES A NORMAL COURSE ISSUER BID

Toronto, May 31, 2004 – Global Resource Split Corp. (the "Corporation") intends to purchase for cancellation up to 237,100 of its Class A Shares and 237,100 of its Preferred Shares by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 237,100 Class A Shares and 237,100 Preferred Shares represent 10% of the public float of the Corporation being 2,371,000 Class A Shares and 2,371,000 Preferred Shares as at May 31, 2004. The number of issued and outstanding Class A Shares and Preferred Shares as at May 31, 2004 is 2,375,000 and 2,375,000, respectively.

The purchases may commence on June 2, 2004 and will terminate on June 1, 2005, or on such earlier date as the Corporation may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Corporation at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Corporation's articles of incorporation, the Corporation may only repurchase Class A Shares and Preferred Shares at a price which is less than the most recently determined net asset value per Class A Share or Preferred Share (the "Shares"). If the Shares are trading at a discount to the net asset value per Share, the Manager of the Corporation believes that it would be in the best interests of the Corporation and the holders of the Shares to purchase Shares in the market.

To the knowledge of the Manager, no director, senior officer or other insider of the Corporation intends at present to sell any Shares under this bid. However, sales by such persons through the facilities of The Toronto Stock Exchange or elsewhere may occur if the circumstances or decisions of any such person change. The benefits to any such person whose Shares are purchased would be the same as the benefits available to all other holders whose Shares are purchased.

For more information, please contact:

David C. Pauli
Executive Vice-President, Fund Operations
Skylon Advisors Inc.
Tel.: 416-681-8894
Toll Free: 1-800-822-0245

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